12670 High Bluff Drive
San Diego, California 92130
Tel: +1.858.523.5400 Fax: +1.858.523.5450

www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
April 6, 2022	Chicago	Riyadh
	Dubai	San Diego
VIA EDGAR	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
Ms. Jane Park	Houston	Singapore
Office of Life Sciences	London	Tel Aviv
Division of Corporation Finance	Los Angeles	Tokyo
U.S. Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street N.E.	Milan
Washington, D.C. 20549

Re:	HilleVax, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted February 28, 2022

CIK No. 0001888012

Dear Ms. Park:

We are in receipt of the Staff’s letter dated March 3, 2022 with respect to the above-referenced confidential draft amended Registration Statement (the “Amended Draft Registration Statement”). We are responding to the Staff’s comments on behalf of HilleVax, Inc. (“HilleVax” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR the Registration Statement on Form S-1 (the “Registration Statement”) responding to the Staff’s comments and updating the Amended Draft Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 2 to Draft Registration Statement submitted on February 28, 2022

Our amended and restated certificate of incorporation and amended and restated bylaws, page 75

1.

We note your disclosure on page 75 that the exclusive forum in your amended and restated certificate of incorporation does not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please ensure that the exclusive forum provision in your amended and restated certificate of incorporation states this clearly.

April 6, 2022

HilleVax’s Response: The Company respectfully advises the Staff that the amended and restated certificate of incorporation filed as Exhibit 3.3 to the Registration Statement clearly states the foregoing Exchange Act provision.

Efficacy trials in adults, page 118

2.	Please revise to disclose the number of participants enrolled in the Challenge trial for your LV01-103 product candidate.

HilleVax’s Response: The Company has revised the disclosure on page 118 of the Registration Statement in response to the Staff’s comment.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Tim Buchmiller, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Terence O’Brien, Securities and Exchange Commission

Robert Hershberg, M.D., Ph.D., HilleVax, Inc.

Wesley C. Holmes, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Emily Roberts, Davis Polk & Wardwell LLP